Tel 713.758.2222 Fax 713.758.2346
January 17, 2006
Via EDGAR and FACSIMILE
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Complete Production Services, Inc. Registration Statement on Form S-1 File No. 333-128750
Dear Mr. Schwall:
     Complete Production Services, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).
     Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 2, 2005. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 that the Company is filing today via EDGAR.

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Securities and Exchange Commission
January 17, 2006 Page 2
Form S-1
General
1.	We remind you of prior comments 1 through 4.
Response: With respect to prior comment 1, where changes have been made to a section, we have attempted to make parallel changes to all affected disclosures in other sections of the Registration Statement.
With respect to prior comment 2, the Registration Statement has been revised to provide the latest available information. We have applied to list our common stock on the New York Stock Exchange (NYSE). In connection with our application for listing, we have received and responded to the clearance letter from the NYSE regarding meeting their listing standards. We have provided the NYSE with our listing application and are in the process of submitting a signed draft of the registration statement on Form 8-A in order to receive approval for listing, subject to official notice of issuance of the common stock.

With regard to prior comments 3 and 4, there are still blanks in the Registration Statement that relate to share amounts. We have not finalized the price range of our common stock to be utilized in our preliminary prospectus. We will complete omitted information in an amendment prior to printing preliminary prospectuses. As indicated in our previous response, we plan to issue shares with an initial aggregate offering price of approximately $260 million and the selling stockholders plan to sell shares with an initial aggregate offering price of approximately $40 million. In addition, selling stockholders will sell any shares sold as part of the over-allotment option. We will include this share information at the same time we include the estimated per share range.

In connection with the filing of Amendment No. 1 to the Registration Statement, the Company advised the Staff that the Company then expected an initial offering price range of $35.00 to $39.00 per share, and as noted above, the price range has not yet been finalized. However, please note that the Company has recently effected a two for one stock split and has reflected that stock split in Amendment No. 2 and in this letter. Thus, the expected price range, based on information previously provided by the underwriters, now equates to $17.50 to $19.50 per share, with a midpoint of $18.50 per share.

Securities and Exchange Commission
January 17, 2006 Page 3
Capitalization, page 23
2.	The amounts of common stock and additional paid-in capital appear to have been deleted from the “As Adjusted” column of your capitalization table. Please revise your table, as appropriate.
Response: Once we have determined our price range, we will be able to complete the table.
Unaudited Pro Forma Combined Financial Data, page 24
Notes to Unaudited Pro Forma Consolidated Statements of Operations, page 28
3. Financing, page 28
3.	Your revised disclosure in note 3 (a) identifies the pro forma adjustments to the statements of operations for the period ended September 30, 2005 and the year ended December 31, 2004 as the net of adding back the write off of deferred financing fees associated with the retired debt facilities and amortization expense of the new financing fees associated with the Term B facility. The inclusion of pro forma adjustments relating to non-recurring amounts, such as the write-off of deferred financing fees, is inappropriate. Please revise the pro forma adjustment amounts for 2005 and 2004 to reflect only those adjustments relating to amounts expected to have a continuing impact. Therefore, it appears this adjustment should also take into account the effect of adding back the amortization expense of the deferred financing fees associated with the retired debt facilities recognized in the historical statements of operations. You may wish to consider identifying charges or credits of a non-recurring nature in a note to your pro forma financial statements, clearly stating the accompanying pro forma statements do not include the effect of such amounts.
Response: The pro forma statements of operations for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been updated to remove the adjustment related to the non-recurring write-off of deferred financing fees and to remove the impact of deferred financing fees under the prior facilities. Specific reference has been made in the footnote that a non-recurring charge recorded in the historical results has not been adjusted for pro forma presentation for the nine months ended September 30, 2005.

Securities and Exchange Commission
January 17, 2006 Page 4
4.	We have reviewed your response to comment 25 of our letter dated October 28, 2005. It remains unclear why a pro forma adjustment to interest expense due to the payment of a dividend to your stockholders is necessary. If this portion of the adjustment is related to additional borrowings necessary to fund the dividend or otherwise, please expand your disclosure to identify the amount of the pro forma adjustment related to the dividend and clarify the nature of the adjustment.
Response: The applicable footnote to the pro forma statements of operations has been revised to clarify that the pro forma adjustment for interest expense relates to additional borrowings to fund a stockholder distribution of $146.9 million.
Selected Consolidated Financial Data, page 30
5.	We note you have presented selected consolidated financial data beginning as of May 22, 2001. However, predecessor selected financial data should be presented for one of the companies Saber Energy Services, Inc. (Saber) acquired on May 21, 2001, or for both companies on a combined basis if they were under common ownership or management prior to that date. Please revise your disclosure to include this information.
Response: The consolidated financial statements of the Company reflect the transaction between Saber and Integrated Production Services, Ltd., an Alberta corporation (IPSL), pursuant to which shareholders of IPSL received 0.1694 shares of Saber common stock in exchange for every one common share of IPSL, utilizing the continuity of interests method of accounting. Although Saber only existed from May 22, 2001, the continuity of interest method would result in the equity method of accounting for IPSL from the first of the two-step acquisition by SCF-IV, L.P. (SCF) on October 16, 2000. Based on the best information available to the Company, SCF’s share of IPSL net earnings under the equity method of accounting in 2001 and 2002 was a loss in each year of approximately $0.1 million. Because these amounts are viewed by the Company as not material, we have not made changes with respect to such amounts to the statement of operations data for 2001 or 2002 and we have revised the description of the relevant period from “Period from May 21, 2001 to December 31, 2001” to the “Year Ended December 31, 2001.” We have not included any information relating to 2000 because we do not expect the registration statement to become effective before we include full year 2005 financial information so the applicable five year period will commence with 2001.

Securities and Exchange Commission
January 17, 2006 Page 5
6.	Since SCF acquired a 44.8% interest in IPSL on October 16, 2000, it is unclear why the equity investment does not appear to be reflected in the selected consolidated financial data or the consolidated financial statements prior to the date control was acquired on July 2, 2002.
Response: Please see our response to comment 5. In addition, please note that tables on pages 8 and 32 were updated for balance sheet and statement of cash flow figures relating to the initial equity method investment.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 33
Critical Accounting Policies and Estimates, page 37
7.	We have reviewed your expanded disclosure on pages 40 and 41, identifying the estimates and assumptions underlying your identified critical accounting policies. As noted in FRC 501.14, your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. Specifically, your disclosure should provide quantitative in addition to qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Please revise your disclosure to provide a more detailed quantitative sensitivity analysis.
Response: The disclosures related to critical accounting policies and estimates have been updated to reflect a sensitivity analysis and discussion of historical experience, as applicable, or deemed appropriate. Please see the new column added in the table discussing the use of estimates on pages 42 through 45.

Securities and Exchange Commission
January 17, 2006 Page 6
Stock options, page 38
8.	We note your discussion of estimates and judgments used by management in accounting for stock options does not specifically address how you determined the fair value of your stock options granted and outstanding. Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”), including, but not limited to the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement.
Response: Based on the Staff’s comment and recommendations in the Practice Aid, we have provided enhanced disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” including the intrinsic value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of December 31, 2005. Please see page 40.
Had we used an IPO price of $18.50 per share with respect to (a) all options granted since January 1, 2005, the aggregate intrinsic value would have been approximately $19.0 million and (b) all outstanding options as of December 31, 2005, the aggregate intrinsic value would have been approximately $47.8 million.
9.	Tell us and disclose whether you obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid. If not, please revise to disclose the following information related to issuances of equity instruments:
•	Discuss the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;

•	Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the IPO; and

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January 17, 2006 Page 7
•	Disclose the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
Response: The fair value of common stock for options and restricted stock granted was estimated by management and/or our controlling stockholder, SCF, using an internal valuation methodology. We did not obtain contemporaneous valuations by an unrelated valuation specialist because we were focused on internal growth and acquisitions and we had a good measure of fair value as a result of the numerous acquisitions negotiated at arm’s-length prices with third parties throughout the period, which included stock consideration. In addition, we believed that our management team and SCF had the appropriate expertise and experience to perform such analyses; and we utilized methodologies acknowledged in the Practice Aid. We have revised our disclosure as requested. Please see pages 40 and 41.
Liquidity and Capital Resources, page 46
10.	We have reviewed the updated disclosure describing the changes in cash flows from operations between the periods presented in the filing. However, we note you continue to discuss non-cash items, such as increases in accounts receivable and depreciation expense, to support the increase in cash flows provided from operations. FRC 501.13.b.1 states this analysis should discuss the primary drivers necessary to understand a company’s cash flows. Please revise your analysis to discuss the cash items that produced increases and decreases in your cash flows from operations. In addition, we understand these amounts continue to grow due to acquisitions. Please expand your disclosure to address to what extent you expect to continue to grow your business through future acquisitions and how this expected trend will affect cash flows from operations.
Response: The language related to operating cash flows has been revised to eliminate the reference to non-cash items and focus on operating items which cause changes in operating cash flows. In addition, please see page 51 for the updated language concerning expected growth through acquisitions and the expected impact on operating cash flows.
Description of Our Indebtedness, page 48

Securities and Exchange Commission
January 17, 2006 Page 8
11.	We reissue prior comment 36. The revisions made to the disclosure do not appear to clearly and concisely identify the principal features of the credit agreement. Revise to eliminate defined terms and provide a summary that investors may use to better understand the material terms of your agreement.
Response: We have revised the disclosure relating to our credit agreement to clearly and concisely identify the principal features of such agreement. We have eliminated defined terms and revised the summary of the material terms of the agreement. Please see pages 52 through 54.
Other Arrangements, page 50
12.	We note the expanded disclosure relating to the contract drilling agreements for which you have deferred $7.4 million as of September 30, 2005. To further our understanding of these contractual arrangements and your current and future accounting for the revenues and costs associated with these contracts, please tell us when you believe the revenue under these contracts is considered earned and how you have accounted for the costs associated with the construction of the drills and future drilling services in your financial statements. Please address each of the conditions discussed in SAB Topic 13 and to what extent you consider these contracts multiple-element transactions.
Response: The disclosure related to “Other Arrangements” has been revised to incorporate the requested information. Please see page 55.
Principal and Selling Stockholders, page 81
13.	We note your response to prior comment 40. When you provide the omitted information, again address that comment, confirming to us whether any selling stockholders you then identify are registered broker-dealers or affiliates of registered broker-dealers.
Response: We are in the process of identifying stockholders that will participate in the offering and the exercise of the over-allotment option if such option is exercised. Currently, we are aware of only one potential seller stockholder that is an affiliate of a broker-dealer. Once we identify the selling stockholders, we will indicate which, if any, are registered broker dealers or affiliates of broker-dealers. In

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January 17, 2006 Page 9
addition, with respect to any selling stockholder that is affiliated with a broker-dealer or is a broker-dealer, we will revise our disclosure as requested by the Staff in prior comment 40.
Underwriting, page 97
Directed Share Program
14.	We note your response to prior comment 45. The size of the group of potential offeree / participants and the nature of their affiliation with you remains unclear. With a view toward additional disclosure to eliminate the potential for investor misunderstanding, identify the potential group size and the nature of the affiliations of those “associated with” you.
Response: We do not expect the size of the group of potential offeree/participants to exceed 250. In addition to employees, officers and directors of the Company and its subsidiaries, the group may include persons with business relationships with the Company or its officers or directors and friends of officers and directors of the Company.
Unaudited Interim Consolidated Financial Statements, page F-2
2. Business Combinations, page F-7
(a) The Combination, page F-7
15.	We have reviewed your response to prior comment 22 of our letter dated October 28, 2005, regarding your accounting for the Combination. We believe the analysis of an accounting acquirer does not apply in this combination of entities under common control. Rather, based on the facts and disclosures within the filing, it appears the acquisition of minority interests of CES and IEM should be accounted for under the purchase method as the shareholders of these entities exchanged their interests for shares of IPS. See paragraphs 14, A5-A6, and D11-D13 of FAS 141. Due to the numerous acquisitions and other transactions occurring since SCF acquired common control of the consolidated entities, it may be more efficient and effective to discuss this matter further in a future conference call.

Securities and Exchange Commission
January 17, 2006 Page 10
Response: We concur with the Staff’s view that the identification of an accounting acquirer is not required under transactions accounted for under the continuity of interests method of accounting. Therefore, the interim and annual consolidated financial statements of the Company for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003, 2002, respectively, have been adjusted accordingly, which has resulted in us restating our financial statements as indicated in Amendment No. 2. These adjustments will result in a change in the minority interest amounts prior to the consummation of the Combination on September 12, 2005 and the allocation of the purchase price for the acquisition of minority interests.
16.	Please tell us the interest held by SCF in each of IPS, CES and IEM at the date of the Combination. Summarize the transactions in which the minority interest in each entity arose. Also, of the approximately 70% interest held by SCF in the Company after the Combination, tell us how many shares held by SCF result from its prior ownership in each of the three companies.
Response: As of the date of the consummation of the Combination, SCF held 74.6%, 67.2% and 75.2% of the outstanding common stock in each of IPS, CES and IEM, respectively. All of the approximate 70% interest held by SCF in the Company after the Combination results from its prior ownership in IPS, CES and IEM. Annex A hereto summarizes the transactions in which the minority interest in each entity arose.
17.	Please confirm that the financial statements of all the entities under common control involved in the Combination are presented and accounted for in the consolidated financial statements of the Company in accordance with EITF 90-5.
Response: We have reviewed EITF 90-5 and confirm that all entities under common control involved in the Combination were presented and accounted for in the consolidated financial statements of Complete Production Services, Inc. in accordance with this guidance after the adjustment noted in our response to comment 15.
8. Stockholder’s equity, page F-12

Securities and Exchange Commission
January 17, 2006 Page 11
(e) Stock-based compensation, page F- 14
18.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
Response: We have provided the requested information in Annex B to this letter. The discussion of the amount and timing of expense recognition set forth in Annex B does not address the effect of the adoption of SFAS No. 123R.
19.	Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same

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January 17, 2006 Page 12
or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction.
Response:   As background, pursuant to the Combination consummated on September 12, 2005, common stock of CES and common stock of IEM were converted into common stock of the Company and options for common stock of CES and options for common stock of IEM were converted into options for Company common stock. The number of shares and the exercise price of such options were adjusted based upon the relative exchange ratios. In addition, in connection with the extraordinary dividend of $2.62 per share of Company common stock paid following the Combination (the “Dividend”), all options for common stock of the Company were adjusted in accordance with paragraph 53 of FASB Interpretation No. 44 (the “FIN 44 Adjustment”). The FIN 44 Adjustment resulted in the number of shares of common stock subject to an option being increased and the exercise price being decreased. The new number of shares of common stock subject to an option was determined by multiplying the old number of shares subject to the option by a fraction, the numerator of which was the fair value of a share of common stock immediately prior to payment of the Dividend (“Pre-Dividend Fair Value”) and the denominator of which was the fair value of a share of common stock immediately after payment of the Dividend (“Post-Dividend Fair Value”). The new exercise price was determined by multiplying the old exercise price by a fraction, the numerator of which was the Post-Dividend Fair Value and the denominator of which was the Pre-Dividend Fair Value. The Company used $12.32 as the Pre-Dividend Fair Value and $9.70 (the Pre-Dividend Fair Value less the amount of the Dividend per share) as the Post-Dividend Fair Value. In making such determination, the Company took into account the fact that Houlihan Lokey Howard & Zukin, the financial advisor engaged by each of the independent committees established by the Board of Directors of each of CES, IPS and IEM estimated as of July 26, 2005 the fully diluted share price of the Company following the Combination to be in the range of $11.22 per share to $13.41 per share, and the mid-point of such range is $12.32 in connection with its fairness analysis (“Houlihan Lokey’s Fairness Analysis”). The fairness analysis indicated that the value of the Company after taking into account the Combination was significantly higher than the aggregate value of the three companies on a standalone basis. The financial advisor was engaged to evaluate the fairness from a financial point of view of the exchange ratio utilized in the Combination and was not engaged to, and did not purport to, determine the actual value of such shares. However, the Company did carefully review the financial advisor’s supporting analysis, including its valuation analysis of each of the three companies.

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CES
     The fair value of common stock for options and restricted stock granted by CES and for a stock sale to a CES employee during the period from October 1, 2004 to May 16, 2005 was estimated by CES management to be $240 per share of CES common stock (equivalent to $6.09 per share of Company common stock giving effect to the Combination and the stock split but not payment of the Dividend) using an internal valuation methodology.
     During the summer of 2004, CES engaged in negotiations with the principal stockholder of the Hamm Co. Companies regarding CES’s acquisition of such companies for a combination of cash and equity of CES. In that connection, CES provided such stockholder with various valuation analyses. In particular, CES delivered the analysis attached as Annex C to this letter indicating that CES common stock would have a value of approximately $240 per share if CES were combined with the Hamm Co. Companies. In determining such amount, CES’s management used a market approach to estimate its enterprise value in connection with the acquisition of the Hamm Co. Companies, which acquisition was ultimately consummated on October 14, 2004. This market approach used estimates of 2004 EBITDA (including pro-forma EBITDA from the Hamm Co. Companies to potentially be acquired) multiplied by a market multiple of 6 times. This multiple was based on an average of market multiples for public companies believed to be comparable to CES, which multiple was then adjusted to account for CES’s smaller size and lack of marketability due to, among other things, restrictions on transferability of CES equity securities, a small pool of potential investors and concentration of ownership. All of CES’s acquisitions prior to that time had been made at between 3 times to 4 times the acquired companies projected EBITDA. The proposed purchase price for the Hamm Co. Companies was approximately 5 times projected 2004 EBITDA. In connection with its negotiations with the principal stockholder of the Hamm Co. Companies, CES was motivated to articulate the highest reasonable price for its common stock so that its stockholders would suffer the least amount of dilution as a result of the acquisition.
     Due to the fact that CES did not make any significant acquisitions following the acquisition of the Hamm Co. Companies, that no additional significant value-creating milestones were achieved prior to the Combination, and that CES continued to perform consistent with management expectations, management continued to use the $240 per share valuation from October 2004 until May 2005.

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January 17, 2006 Page 14
     In the spring of 2005, management of CES began discussing the relative benefits of combining with IPS and IEM. In connection with the proposed Combination, a valuation analysis was performed by SCF with input from the management of CES and used to determine the appropriate equity exchange ratios to be used in connection with the Combination. The analysis showed that the fair value of CES common stock was $335 per share (equivalent to $8.50 per share of Company common stock giving effect to the Combination and the stock split but not payment of the Dividend). In determining such amount, SCF used in part a market approach to estimate the enterprise value of CES. This market approach used estimates of 2005 EBITDA multiplied by a market multiple of 5.2 times. This multiple for CES was based on a review of market multiples for public companies believed to be comparable to CES, which multiple also took into account CES’s smaller size and lack of marketability. A summary of the valuations that were determined in connection with the Combination is attached as Annex D to this letter. CES used this valuation of $335 per share from June through July 7, 2005. No additional option or restricted stock grants were made by CES after July 7, 2005.
IEM
     IEM was formed in August 2004. In that connection, SCF invested in IEM at $100 per share. In addition, common stock was issued in connection with the arm’s-length acquisition of I.E. Miller of Eunice (Texas) No. 2, L.L.C. and certain related entities (“I.E. Miller”) on August 31, 2004 and the parties agreed that the value of the common stock was $100 per share. In October 2004, IEM granted stock options with an exercise price of $100 per share. Due to the fact that IEM did not make any acquisitions following the acquisition of I.E. Miller, that no additional significant value-creating milestones were achieved prior to the Combination, and that IEM continued to perform consistent with management expectations, management continued to use the $100 per share valuation with respect to the October 2004 stock grants.
     In the spring of 2005, management of IEM began discussing the relative benefits of combining with IPS and CES. In connection with the proposed Combination, a valuation analysis was performed by SCF with input from the management of IEM and used to determine the appropriate equity exchange ratios to be used in connection with the Combination. The analysis showed that the fair value of IEM common stock was $330 per share (equivalent to $8.50 per share of Company common stock giving effect to the Combination and the stock split but not payment of the Dividend). In determining such amount, SCF used a market

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approach to estimate the enterprise value of IEM. This market approach used estimates of 2005 EBITDA multiplied by a market multiple of 3.3 times. This multiple for IEM was based on a review of market multiples for public companies believed to be comparable to IEM, which multiple also took into account, among other things, IEM’s significantly smaller size, lack of marketability and volatility of operating results due to the fact that customers often perform services provided by IEM in-house in down markets. A summary of the valuations that were determined in connection with the Combination is attached as Annex D to this letter. In May and June 2005, IEM issued restricted stock, granted options and sold common stock. In each case, IEM used the $330 value to value IEM common stock for each such transaction. No additional option or restricted stock grants were made by IEM after June 23, 2005.
IPS
The fair value of common stock for options and restricted stock granted by IPS during the period from October 1, 2004 to December 11, 2004 was estimated by IPS management to be $11.39 per share of IPS common stock using an internal valuation methodology. In determining such value, IPS management used a market approach to estimate its enterprise value in connection with the acquisition of IPS, Inc. (formerly known as Saber Energy Services, Inc.), which acquisition was consummated on September 20, 2002.
The overall performance of IPS during 2003 and 2004 lagged the overall industry. IPS made additional acquisitions in April 2003 (Ess-Ell Sentry), March 2004 (Double Jack Testing and Services, Inc.) and December 2004 (MGM Well Services, Inc.) in which the respective sellers accepted IPS common stock as consideration at an agreed upon value of $11.39 per share. Due to these and other factors, management continued to use the $11.39 per share valuation until December 17, 2004.
The fair value of common stock for options and restricted stock granted by IPS during the period from January 1, 2005 to March 1, 2005 was estimated by IPS management to be $12.71 per share of IPS common stock using an internal valuation methodology. In determining such amount, IPS management used a market approach to estimate its enterprise value in connection with the acquisition of Parchman Energy Group, Inc., which acquisition was consummated on February 11, 2005. This market approach used estimates of 2004 and 2005 pro forma EBITDA multiplied by market multiples ranging from 6.8 to 9.9 times. These multiples were based on an average of market multiples for public

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companies believed to be comparable to IPS. The resulting value obtained was then adjusted to account for IPS’s smaller size and lack of marketability due to, among other things, restrictions on transferability of IPS equity securities, a small pool of potential investors, lack of dividends and concentration of ownership. Through arm’s-length negotiations with the former owners of Parchman, the methodology resulting in the $12.71 per share valuation was agreed upon. A summary of the valuation that was determined in connection with the acquisition of Parchman is attached as Annex E to this letter.
In the spring of 2005, management of IPS began discussing the relative benefits of combining with CES and IEM. In connection with the proposed Combination, IPS common stock was determined to be valued at $17.00 per share (equivalent to $8.50 per share of Company common stock giving effect to the Combination and the stock split but not payment of the Dividend) in a valuation analysis performed by SCF with input from the management of IPS and used to determine the appropriate equity exchange ratios to be used in connection with the Combination. In determining such amount, SCF used a market approach to estimate the enterprise value of IPS. This market approach used estimates of 2005 EBITDA multiplied a market multiple of 6.5 times. This multiple for IPS was based on a review of market multiples for public companies believed to be comparable to IPS, which multiple also took into account IPS’s smaller size and lack of marketability. A summary of the valuations that were determined in connection with the Combination is attached as Annex D to this letter. IPS used this valuation of $17.00 per share from June 20 to July 1, 2005. No additional option or restricted stock grants were made by IPS after July 1, 2005 and prior to September 12, 2005, the date of the Combination.
CPS
Following the Combination, the fair value of common stock for options and restricted stock granted by the Company during the period from September 12, 2005 to November 1, 2005 was estimated by management to be $11.66 per share of Company common stock using an internal valuation methodology. In determining such amount, management used the applicable multiples for the Company from Houlihan Lokey’s Fairness Analysis, a revised estimate of 2005 EBITDA and an appropriate adjustment for the payment of the Dividend. A summary of this valuation is attached as Annex F to this letter.

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20.	Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
Response: The principal reasons for the differences between the fair values of the underlying common stock at the valuation dates and the assumed IPO price are as follows:
•	The Combination, which closed on September 12, 2005, substantially increased our geographic scope and breadth of services, creating the potential for significant cross-selling opportunities and integration of the operations of the combined companies. Benefits of the Combination included expansion of proprietary production enhancement products and services into existing and new geographic regions and leveraging brand name and relationships in order to introduce additional products and services into core markets. Following the Combination, we believe we have been able to demonstrate the execution of our strategy as a combined company.

•	Prior to the Combination, our three predecessor companies were smaller private companies, the common stock of which was illiquid due in part to restrictions on the transferability of that stock, the lack of dividends and concentration of ownership.

•	The financing completed in connection with the Combination has provided us liquidity for additional acquisitions and capital expenditures.

•	We increased our expectations for future performance for 2005 and 2006 due to acquisitions, price increases for our products and services and improved operating results.

•	We are realizing the benefits of the acquisitions we made in 2004 and 2005, including increased size, geographic scope and breadth of services.

•	We are realizing the benefits of the capital expenditures of approximately $47 million in 2004 and approximately $85 million during the first nine months of 2005.

•	Market prices of publicly traded energy service companies have shown significant increases from January 1, 2005 due to increases in demand for energy services caused, in part, by increasing commodity prices. We believe that increased service

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sector demand and prices will remain strong in the foreseeable future. The Oil Service Sector Index (AMEX: OSX) increased from $119.38 at the beginning of 2005 to $201.77 at January 13, 2006, or approximately 69%.
21.	Tell us what consideration you gave to the Practice Aid’s disclosure guidance in paragraph 179. As applicable, consider revising to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts);

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•	Whether the valuation was performed by a related party.
In addition, if a third-party valuation specialist was used, please include the expert’s consent following Section 436(b) of Regulation C.
Response: Based on the Staff’s comment and recommendations in the Practice Aid, we have provided enhanced disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” including the items listed above. Please see pages 40 and 41. The fair value of common stock for options granted was estimated by management and/or our controlling stockholder, SCF, using an internal valuation methodology. We did not obtain contemporaneous valuations by an unrelated valuation specialist. Please see our response to comment 9.

Securities and Exchange Commission
January 17, 2006 Page 19
Audited Consolidated Financial Statements, page F-24
Combined Statements of Cash Flows, page F-27
22.	Your response to comment 51 of our letter dated October 28, 2005 is unclear whether the amounts reflected as “additions to intangible assets” is appropriately characterized. For example, the increase in intangible assets in 2004, excluding amortization, appears to be approximately $2,386, reflecting the difference between $5,080 and $2,694 as disclosed in note 6 on page F-40. The amount reported in your statement of cash flows for that same period is $999. Please reconcile these amounts and tell us in more detail the amounts that are reported in this line item on the cash flow statement for each period presented.
Response: The caption, “Intangible Assets,” represents all intangible assets (including patents, non-compete agreements, customer lists, contractual arrangements, etc.) which have been acquired through business acquisitions, as well as certain specifically identified/purchased intangibles. For cash flow presentation, intangibles purchased as part of a business acquisition have been included in the investing section of the cash flow statement as “Business acquisitions, net of cash acquired,” whereas specifically identified/purchased intangibles have been presented under a separate line item, “Additions to intangible assets.” Specifically identified/purchased intangibles include a patent (developed by/purchased from) a third party with certain additional costs in 2004 (approximately $0.5 million), 2003 (approximately $1.0 million) and 2002 (approximately $0.15 million), as well as certain contractual rights purchased from a third party in 2004 (approximately $0.5 million). The remaining items relate to intangibles purchased through business acquisitions.
2. Business Combinations, page F-34
23.	We have reviewed your response to comment 59 of our letter dated October 28, 2005 and the cited interpretive guidance and disagree with your conclusions. We believe the provisions of SAB Topic 1:J are clear and should have been analyzed to determine if additional preacquisition financial statement information for the acquisitions of the Combined Companies, the predecessors of the registrant, by SCF and made by the Combined Companies, as referred to in your response, is required. The scope of SAB Topic 1:J explicitly includes “initial public offerings involving businesses that have been built by the aggregation of discrete businesses that remain substantially intact after acquisition,” as further

Securities and Exchange Commission
January 17, 2006 Page 20
discussed in footnote two of the SAB. Please tell us if you believe the Combined Companies, and the significant acquisitions made by them during the periods presented, each meet the definition of discrete businesses that have remained substantially intact. In your response, please cite the factors you considered and analyzed in determining if the acquisitions made by the Combined Companies meet this definition. Based on your conclusion, revise and update your analysis and results presented in Annex G under SAB Topic 1:J or Rule 3-05 of Regulation S-X, as appropriate, to identify the number of months of audited financial information that is currently included in the filing and to what extent audited financial information is required for preacquisition periods.
Response: As previously discussed with the Staff, we have included the applicable financial statements of the predecessors of the registrant. In addition, as previously discussed with the Staff, we intend to include the applicable financial statements of acquired businesses in our next amendment.
(f) IPS 2002 Combination, page F-37
24.	We note that IPSL and Saber were combined on September 20, 2002 when all outstanding IPSL stock was acquired and exchanged for shares of Saber. Your disclosure states this combination was accounted for using the continuity of interests method as SCF held a controlling interest in each entity. However, it is unclear why you have recorded an increase in stockholders equity of $31,053 in your consolidated statements of stockholders’ equity presented on page F-26, if the combination was not accounted for at fair value. Please explain why the acquisition of IPSL resulted in an increase to your total equity. In addition, please identify and disclose the percentage ownership interest held by SCF at Saber’s incorporation on May 22, 2001 and any changes in the interest held through September 20, 2002.
Response: The increase in stockholders’ equity was the result of the issuance of additional common stock for cash. We have revised the captions in the Statement of Stockholders’ Equity to reflect such issuance. In addition, we have identified and disclosed in footnote 2(f) the information relating to SCF’s percentage ownership in Saber as of the dates requested in accordance with the Staff’s comment. Please see page F-40.

Securities and Exchange Commission
January 17, 2006 Page 21
(g) IPS 2002 Acquisition, page F-37
25.	We note your response to comment 60 of our letter dated October 28, 2005, which states equity in earnings of IPSL from October 16, 2001 through July 2, 2002 was negligible. Please clarify your disclosure to state this fact as your current disclosure is unclear and leads a reader to believe the investment was not appropriately accounted for in accordance with GAAP.
Response: We have revised the disclosure related to the equity in earnings of IPSL for the period October 16, 2000 through July 2, 2002, to clarify that the amount was negligible and had no impact on the investment total during this period as further discussed in our response to comment 5.
(h) Goodwill, page F-39
26.	We have reviewed your response to comment 62 of our letter dated October 28, 2005 and continue to believe additional disclosure is required by paragraph 45(c) of SFAS 142. As stated in SFAS 142, “entities that report segment information in accordance with Statement 131 shall provide the above information in total and for each reportable segment . . .” You have provided the balances of goodwill as of each period end as allocated among your reportable segments in Note 14. However, you have not disclosed the changes in the carrying amount of goodwill on a segment basis. Please expand your disclosures to provide the required disclosure.
Response: We have moved the roll forward of goodwill previously disclosed at footnote 2(h) to footnote 14, “Segment Information” and expanded the disclosure to include changes in goodwill by operating segment.
Part II
Item 16, page II-4
27.	We note the new paragraph of disclaimer language you include at page II-5 and again following the Exhibit Index. Advise us of the “certain” agreements you reference and the representations and warranties that are subject to qualification. Moreover, to the extent omitted disclosure schedules that qualify

Securities and Exchange Commission
January 17, 2006 Page 22
or render the representations and warranties found in an agreement unreliable to an investor’s understanding of the agreement, then such omitted information would constitute material information that should be filed or properly identified as subject to a confidential treatment request. Please remove this disclaimer paragraph, expand related disclosure to include concise descriptions of the material exhibits as appropriate, and file the agreements in their entirety, or explain to us why you believe that would be unnecessary. We may have further comments.
Response: We have deleted the paragraph of disclaimer language previously included at page II-5 and again following the Exhibit Index. We did not intend to imply, nor do we believe, that omitted disclosure schedules contain material information not otherwise disclosed in the registration statement.
Draft Opinion of Counsel, Annex A
28.	Because counsel will rely upon certificates and other communications of corporate officers, it appears unnecessary to include the limiting language that it includes in opinion (a). Normally counsel does not explicitly limit its opinion by reference to pricing issues and the performance by the board or a committee of “all necessary corporate action.” Please obtain and file an appropriately revised opinion.
Response: We have revised our opinion in accordance with the Staff’s comment. Please see Exhibit 5.1 to Amendment No. 2.

Securities and Exchange Commission
January 17, 2006 Page 23
     Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 2 to Scott N. Wulfe at (713) 758-2750 or Nicole E. Clark at (713) 758-3344.

Very truly yours,

VINSON & ELKINS L.L.P.

/s/ Nicole E. Clark

By: Nicole E. Clark
Enclosures

cc (with enclosures):	Joseph C. Winkler (Complete Production Services, Inc.)
J. Michael Mayer (Complete Production Services, Inc.)
James F. Maroney, III (Complete Production Services, Inc.)
Robert L. Weisgarber (Complete Production Services, Inc.)
Scott N. Wulfe (Vinson & Elkins L.L.P.)
Brandon Sear (Grant Thornton LLP)
T. Imam Hasan (KPMG LLP)
R. Joel Swanson (Baker Botts L.L.P.)
Felix P. Phillips (Baker Botts L.L.P.)

ANNEX A
Summary of Transactions — Minority Interests
     This Annex A contains a summary of the transactions in which the minority interests in each of the combined companies, Complete Energy Services, Inc., I.E. Miller Services, Inc. and Integrated Production Services, Inc., arose for the period beginning on the applicable dates on which SCF-IV, L.P. (“SCF”) invested in such company and ending on the date of the combination of such companies (the “Combination”). Generally, the minority interests arose in connection with stock being issued as partial consideration in acquisitions, grants of stock options and restricted stock being made to employees and stock sold to employees.
Complete Energy Services, Inc. (CES)
     CES was incorporated as Complete Energy Services, Inc. on November 4, 2003. Immediately prior to the date of the Combination, CES had 818,740 shares of common stock outstanding (the “CES Common Stock”), of which SCF held 550,000 shares of CES Common Stock and the remaining stockholders (the "CES Minority Interest”) held 268,740 shares of CES Common Stock. The following acquisitions in which stock was issued as partial consideration were consummated between CES’s date of incorporation and the date of the Combination:
•	On November 7, 2003, CES acquired the equity interests of BSI Companies, a north Texas-based integrated well site service provider. As partial consideration, 78,366 shares of CES Common Stock were issued to five individuals and two entities. In addition, options to purchase an aggregate of 7,350 shares of CES Common Stock were issued to an aggregate of five individuals. These options have been subsequently exercised.
•	On February 3, 2004, CES acquired all of the capital stock of LEED Energy Services, a Colorado-based well servicing and fluid handling company. As partial consideration, 22,500 shares of CES Common Stock were issued to two individuals.
•	On February 20, 2004, CES acquired the assets of Salmon Drilling, a north Texas-based drilling contractor and drilling fluids company. As partial consideration, 2,500 shares of CES Common Stock were issued to one entity.
•	On March 1, 2004, CES acquired all of the capital stock of A&W Water Service, a Colorado-based fluid handling company and the assets of 11 Pillars Investment Group and Wright Investment Group. As partial consideration, 12,501 shares of CES Common Stock were issued to three individuals.
•	On May 6, 2004, CES acquired the equity interests of the Monument Group of Companies, a Colorado-based well servicing, rental tool and fishing tool company. As partial consideration, 17,940 shares of CES Common Stock were issued to one individual. In addition, options to purchase an aggregate of 2,060 shares of CES Common Stock were issued to three individuals. These options have been subsequently exercised.
•	On October 14, 2004, CES acquired the assets of several companies, affiliated with, and the stock of, Hamm Co., an Oklahoma-based fluid handling, well servicing and oilfield equipment rental company. As partial consideration, 104,174 shares of CES Common Stock were issued to two individuals.
•	On July 7, 2005, CES acquired all of the capital stock of Roustabout Specialties, Inc., a Colorado-based roustabout and rental company. As partial consideration, 3,462 shares of CES Common Stock were issued to two individuals.
     In addition, as of the date immediately prior to the Combination, an aggregate of 17,887 shares of restricted stock, shares of common stock issued upon the exercise of stock options and shares of common stock sold to employees were outstanding.
I.E. Miller Services, Inc. (IEM)
     IEM was formed on August 26, 2004. Immediately prior to the date of the Combination, IEM had 134,288 shares of common stock outstanding (the “IEM Common Stock”), of which SCF held 100,000 shares of IEM Common Stock and the remaining stockholders (the “IEM Minority Interest”) held 34,288 shares of IEM Common Stock. The following transactions in which stock was issued to minority stockholders were consummated between the date on which SCF acquired its interest in IEM and the date of the Combination:
•	IEM purchased I.E. Miller Eunice, Fowler Trucking, Inc. and Heldt Brothers Trucking as of August 31, 2004. As partial consideration for the transaction, one entity received 25,000 shares of IEM Common Stock.
•	1,250 shares of IEM Common Stock were issued to certain lenders in connection with the conversion of certain lender warrants.
     In addition as of the date immediately prior to the Combination, an aggregate of 8,038 shares of restricted stock, shares of common stock issued upon the exercise of stock options and shares of common stock sold to employees were outstanding.
Integrated Production Services, Inc. (IPS)
     IPS was incorporated as Saber Energy Services, Inc. (“Saber”) on May 22, 2001. Immediately prior to the date of the Combination, IPS had 9,280,329 shares of common stock outstanding (the “IPS Common Stock”), of which SCF held 6,920,178 shares of IPS Common Stock and the remaining stockholders (the “IPS Minority Interest”) held 2,360,151 shares of IPS Common Stock. The following transactions in which stock was issued to minority stockholders were consummated between IPS’s date of incorporation and the date of the Combination:
•	As of the date of IPS’s incorporation, 90.7% of IPS’s common stock was held by SCF and 9.3% of IPS’s common stock was held by management.

•	In November 2001, IPS issued additional shares of common stock to SCF upon the exercise of a warrant held by SCF to bring the relative shareholdings to 93.1% for SCF and 6.9% for management.
•	On July 23, 2002, SCF completed a multi-step acquisition of 100% IPSL. Subsequently, 6% of IPSL stock was issued to management.
•	On September 20, 2002, IPS and Integrated Production Services Ltd. (“IPSL”) entered into a combination agreement. Pursuant to the combination agreement, all of the issued and outstanding shares of IPSL were acquired in exchange for 4,694,010 shares of IPS Common Stock issued to the former owners of IPSL, of which 4,375,178 shares of IPS Common Stock were issued to SCF and 318,832 shares of IPS Common Stock were issued to the other owners.
•	On April 30, 2003, IPS acquired all of the shares of Ess-Ell Tool Co. Ltd. (“Ess-Ell”) and Sentry Oil Tools LLC (“Sentry”). As partial consideration, 73,749 shares of IPS Common Stock were issued to the sellers.
•	On March 31, 2004, IPS acquired all of the shares of common stock of Double Jack Testing and Services, Inc., a pressure testing business in Wyoming, Utah and Colorado. As partial consideration, 131,696 shares of IPS Common Stock were issued to two individuals.
•	On December 10, 2004, IPS acquired all of the common stock of MGM Well Services, Inc., a plunger lift and swabbing business based in south Texas. As partial consideration, 118,526 restricted shares of IPS Common Stock were issued to six individuals.
•	On February 11, 2005, IPS acquired Parchman Energy Group, Inc. (“PEG”), a coiled tubing, production testing, slickline and snubbing business based in south Texas. As partial consideration, 21 individuals and two entities received 1.5 million shares of IPS Common Stock.
     In addition, an aggregate of 607,066 shares of IPS Common Stock may be issued in the future to former owners of businesses acquired by IPS if certain financial targets are met.
     In addition as of the date immediately prior to the Combination, an aggregate of 217,348 shares of restricted stock, shares of common stock issued upon the exercise of stock options and shares of common stock sold to employees were outstanding.

ANNEX B
Complete Production Services, Inc.
Analysis of Common Stock Transactions for the Period September 30, 2004 Through December 31, 2005

							Adjusted	Adjusted
							Exercise	Exercise
				Original	Options or		Conversion	Price or	Fair Value of	Total
	Date of		Reason for	Number of	Equity	Original	Price For	Conversion	Underlying Shares	Amount of	Total
	Grant/		Grant or Equity	Shares	Instruments	Grant	Combination	Price	of Common	Deferred	Expense to
Nature and Type of Equity Transaction	Issuance	Description/Name of Option of Equity Holder	Issuance	Granted	Issued	Price	& Stock Split	For Dividend	Stock	Compensation	Recognize

CES TRANSACTIONS:							(a)	(a)	(a)	(a)	(a)
Stock option grant	10/14/2004	Various--employees	Potential Incentive	3,000	150,144	240.00	6.09	4.80	4.80	—	—
Stock option grant	10/15/2004	Various--employees	Potential Incentive	5,000	250,241	240.00	6.09	4.80	4.80	—	—
Sale of common stock (acquisition)	11/1/2004	Purchase 50% of Price Pipeline	Acquisition	5,000	197,040	240.00	6.09	6.09	6.09	—	—
Sale of common stock	12/3/2004	Boyd	Sale	1,042	52,150	240.00	6.09	6.09	6.09	—	—
Stock option grant	12/15/2004	Various--employees	Potential Incentive	375	18,768	240.00	6.09	4.80	4.80	—	—
Convert preferred to common stock	12/27/2004	Hamm	Conversion	1,302	51,309	240.00	6.09	6.09	6.09	—	—
Convert preferred to common stock	12/27/2004	Hamm	Conversion	102,872	4,053,980	240.00	6.09	6.09	6.09	—	—
Stock option grant	1/15/2005	Various--employees	Potential Incentive	875	43,792	240.00	6.09	4.80	4.80	—	—
Stock option grant	2/1/2005	Various--employees	Potential Incentive	2,650	132,628	240.00	6.09	4.80	4.80	—	—
Sale of common stock	2/8/2005	Weisgarber	Sale	625	24,630	240.00	6.09	6.09	6.09	—	—
Stock option grant	2/15/2005	Various--employees	Potential Incentive	500	25,024	240.00	6.09	4.80	4.80	—	—
Issuance of restricted stock	3/15/2005	Burke & Mayer	Compensation	2,000	78,816	240.00	6.09	6.09	6.09	480,000	480,000
Stock option grant	4/15/2005	Various--employees	Potential Incentive	2,100	105,101	240.00	6.09	4.80	4.80	—	—
Stock option grant	5/16/2005	Various--employees	Potential Incentive	1,500	75,072	240.00	6.09	4.80	4.80	—	—
Sale of common stock	6/20/2005	Winkler	Sale	1,660	65,417	335.00	8.50	8.50	8.50	—	—
Issuance of restricted stock	6/20/2005	Winkler	Compensation	1,660	65,417	335.00	8.50	8.50	8.50	556,100	556,100
Stock option grant	6/23/2005	Winkler	Potential Incentive	6,640	332,383	335.00	8.50	6.69	6.69	—	—
Stock option grant	7/7/2005	Various--employees	Potential Incentive	650	32,531	335.00	8.50	6.69	6.69	—	—
Sale of common stock (acquisition)	7/7/2005	RSI purchase	Acquisition	3,462	136,430	335.00	8.50	8.50	8.50	—	—

Subtotals—CES				142,913	5,890,875					1,036,100	1,036,100

IEM TRANSACTIONS:
Stock option grant	10/29/2004	Various--employees	Potential Incentive	387	15,023	100.00	2.58	2.00	2.00	—	—
Issuance of restricted stock	5/31/2005	Brooks	Compensation	600	23,292	330.00	8.50	8.50	8.50	197,982	197,982
Issuance of restricted stock	6/20/2005	Winkler	Compensation	269	10,443	330.00	8.50	8.50	8.50	88,770	88,770
Sale of common stock	6/20/2005	Winkler	Sale	269	10,443	330.00	8.50	8.50	8.50	—	—
Stock option grant	6/23/2005	Winkler	Potential Incentive	1,074	52,960	330.00	8.50	6.69	6.69	—	—
Exercise of stock warrant	9/12/2005	Southwest Bank of Texas & Amegy Bank	Sale	1,250	48,500	0.01	0.01	0.01	0.01	—	—

Subtotals—IEM				3,849	160,661					286,752	286,752

IPS TRANSACTIONS:
Stock option grant	12/1/2004	Various--employees (Suprenaut/Rivet)	Potential Incentive	20,000	50,800	11.39	5.70	4.48	4.48	—	—
Issuance of restricted stock	12/11/2004	Former MGM employees	Compensation	14,224	28,448	11.39	5.70	5.70	5.70	162,011	162,011
Sale of restricted stock (acquisition)	12/11/2004	MGM acquisition	Acquisition	104,304	104,304	11.39	5.70	5.70	5.70	—	—
Issuance of restricted stock	1/1/2005	Moore	Compensation	8,780	17,560	12.71	6.36	6.36	6.36	111,594	111,594
Stock option grant	1/1/2005	Various--employees	Potential Incentive	84,650	215,011	12.71	6.36	5.00	5.00	—	—
Exercise of stock warrant	2/9/2005	SCF	Sale	1,000,000	2,000,000	10.00	5.00	5.00	5.00	—	—
Sale of common stock (acquisition)	2/11/2005	Parchman acquisition	Acquisition	1,500,000	3,000,000	12.71	6.36	6.36	6.36	—	—
Repurchase common stock (treasury)	2/17/2005	Treasury transaction--repurchase at $11.39	Treasury	(17,785)	(35,570)	11.39	5.70	5.70	5.70	—	—
Stock option grant	3/1/2005	Various--employees (Williams)	Potential Incentive	5,000	12,700	12.71	6.36	5.00	5.00	—	—
Issuance of restricted stock	6/20/2005	Winker	Compensation	20,898	41,796	17.00	8.50	8.50	8.50	355,266	355,266
Stock option grant	6/20/2005	Winkler	Potential Incentive	83,593	212,367	17.00	8.50	6.69	6.69	—	—
Sale of common stock	6/30/2005	Rivet	Sale	4,390	8,780	17.00	8.50	8.50	8.50	—	—
Sale of common stock	7/1/2005	Winkler	Sale	20,898	41,796	17.00	8.50	8.50	8.50	—	—
Exercise of employee stock options	9/1/2005	Various--employees	Compensation	7,541	15,082	11.39	5.70	5.70	5.70	—	—

Subtotals—IPS				2,856,493	5,713,074					628,871	628,871

CPS POST-COMBINATION TRANSACTIONS:
Stock option grant	9/12/2005	Employee	Potential Incentive	10,000	20,000	23.31	11.66	11.66	11.66	—	—
Stock option grant	9/15/2005	Employee	Potential Incentive	6,500	13,000	23.31	11.66	11.66	11.66	—	—
Sale of common stock (acquisition)	9/29/2005	Spindletop purchase	Acquisition	45,182	90,364	23.31	11.66	11.66	11.66	—	—
Stock option grant	10/1/2005	Various--employee	Potential Incentive	109,134	218,268	23.31	11.66	11.66	11.66	—	—
Issuance of restricted stock	10/1/2005	Various--directors	Compensation	12,870	25,740	23.31	11.66	11.66	11.66	300,000	300,000
Issuance of restricted stock	10/1/2005	Various--employees & officers	Compensation	15,020	30,040	23.31	11.66	11.66	11.66	350,116	350,116
Stock grant	10/10/2005	Employee bonus paid in common stock	Compensation	8,023	16,046	23.31	11.66	11.66	11.66	—	187,016
Sale of common stock	10/18/2005	Maroney & Nibling	Sale	42,900	85,800	23.31	11.66	11.66	11.66	—	—
Stock option grant	11/1/2005	Various--employee	Potential Incentive	115,000	230,000	23.31	11.66	11.66	11.66	—	—

Subtotal—CPS				364,629	729,258					650,116	837,132

Grand Totals				3,367,884	12,493,868					2,601,839	2,788,855

(a)	The Company applies the provisions of APB No. 25 to account for its employee stock options, and has therefore not recorded compensation expense related to these options. The Company will adopt SFAS No. 123R in 2006, and will then begin recognizing expense related to employee stock options, as indicated. Expense related to nonvested stock (restricted stock) is being amortized straight-line over the applicable vesting period, as indicated. To follow is a legend which summarizes the conversion rates used to adjust the grant price and the number of shares outstanding to effect the Combination on 9/12/05, including the dividend paid to all stockholders on that date, and a subsequent stock split effected on December 29, 2005.

LEGEND: FIN 44 Adj. and Stock Split
CES Conversion Rate:	19.704 to 1
IEM Conversion Rate:	19.410 to 1
IPS Conversion Rate:	1 to 1
12/6/05 Stock Split:	2 to 1
Reconciliation of Deferred Compensation to Amounts Disclosed at September 30, 2005

			Unamortized
	Deferred	Expense	Amount at
Balance Sheet Reconciliation	Compensation	Recognized	9/30/2005
Per the analysis above	2,601,839	294,223	2,307,616
Add: Grants of Nonvested Stock prior to 9/30/04	844,278	230,944	613,334
Less: Grants made after September 30, 2005	(650,116)	—	(650,116)
Less: Adjustment for Moore grant (1/1/05) (1)	(11,661)	—	(11,661)
Less: Adjustment for Brooks grant (5/30/05) (1)	(137,998)	—	(137,998)

Amounts as of September 30, 2005	2,646,342	525,167	2,121,175

(1)	During the course of its review, the Company identified a grant of restricted stock initially recorded at a value that was less than the fair market value at the time of grant. An adjustment was recorded in the 4th quarter of 2005 to increase deferred compensation related to this grant by approximately $150,000. This amount will be amortized over the vesting period of this restricted stock grant. This adjustment has not been reflected in the 9/30/05 financial statements, as management has determined that this amount is not material to the overall financial statement presentation at 9/30/05.

Complete Production Services, Inc.
Analysis of Common Stock Transactions for the Period September 30, 2004 Through December 31, 2005
Expense Recognition Under APB No. 25
Updated January 5, 2006

		Options or
	Date of	Equity	Total
	Grant/	Instruments	Expense to	Timing of Expense Recognition
Nature and Type of Equity Transaction	Issuance	Issued	Recognize	2004	2005	2006	2007	2008	2009	Total

CES TRANSACTIONS:
Stock option grant	10/14/2004	150,144	—	—	—	—	—	—	—	—
Stock option grant	10/15/2004	250,241	—	—	—	—	—	—	—	—
Sale of common stock (acquisition)	11/1/2004	197,040	—	—	—	—	—	—	—	—
Sale of common stock	12/3/2004	52,150	—	—	—	—	—	—	—	—
Stock option grant	12/15/2004	18,768	—	—	—	—	—	—	—	—
Convert preferred to common stock	12/27/2004	51,309	—	—	—	—	—	—	—	—
Convert preferred to common stock	12/27/2004	4,053,980	—	—	—	—	—	—	—	—
Stock option grant	1/15/2005	43,792	—	—	—	—	—	—	—	—
Stock option grant	2/1/2005	132,628	—	—	—	—	—	—	—	—
Sale of common stock	2/8/2005	24,630	—	—	—	—	—	—	—	—
Stock option grant	2/15/2005	25,024	—	—	—	—	—	—	—	—
Issuance of restricted stock	3/15/2005	78,816	480,000	—	100,012	120,015	120,015	120,015	19,943	480,000
Stock option grant	4/15/2005	105,101	—	—	—	—	—	—	—	—
Stock option grant	5/16/2005	75,072	—	—	—	—	—	—	—	—
Sale of common stock	6/20/2005	65,417	—	—	—	—	—	—	—	—
Issuance of restricted stock	6/20/2005	65,417	556,100	—	81,081	138,997	138,997	138,997	58,029	556,100
Stock option grant	6/23/2005	332,383	—	—	—	—	—	—	—	—
Stock option grant	7/7/2005	32,531	—	—	—	—	—	—	—	—
Sale of common stock (acquisition)	7/7/2005	136,430	—	—	—	—	—	—	—	—

Subtotals—CES		5,890,875	1,036,100	—	181,093	259,012	259,012	259,012	77,971	1,036,100

IEM TRANSACTIONS:
Stock option grant	10/29/2004	15,023	—	—	—	—	—	—	—	—
Issuance of restricted stock	5/31/2005	23,292	197,982	—	28,872	49,496	49,496	49,496	20,623	197,982
Issuance of restricted stock	6/20/2005	10,443	88,770	—	12,946	22,193	22,193	22,193	9,247	88,770
Sale of common stock	6/20/2005	10,443	—	—	—	—	—	—	—	—
Stock option grant	6/23/2005	52,960	—	—	—	—	—	—	—	—
Exercise of stock warrant	9/12/2005	48,500	—	—	—	—	—	—	—	—

Subtotals—IEM		160,661	286,752	—	41,818	71,688	71,688	71,688	29,870	286,752

IPS TRANSACTIONS:
Stock option grant	12/1/2004	50,800	—	—	—	—	—	—	—	—
Issuance of restricted stock	12/11/2004	28,448	162,011	—	81,006	81,006	—	—	—	162,011
Sale of common stock (acquisition)	12/11/2004	104,304	—	—	—	—	—	—	—	—
Issuance of restricted stock	1/1/2005	17,560	111,594	—	111,594	—	—	—	—	111,594
Stock option grant	1/1/2005	215,011	—	—	—	—	—	—	—	—
Exercise of stock warrant	2/9/2005	2,000,000	—	—	—	—	—	—	—	—
Sale of common stock (acquisition)	2/11/2005	3,000,000	—	—	—	—	—	—	—	—
Repurchase common stock (treasury)	2/17/2005	(35,570)	—	—	—	—	—	—	—	—
Stock option grant	3/1/2005	12,700	—	—	—	—	—	—	—	—
Issuance of restricted stock	6/20/2005	41,796	355,266	—	59,211	118,422	118,422	59,211	—	355,266
Stock option grant	6/20/2005	212,367	—	—	—	—	—	—	—	—
Sale of common stock	6/30/2005	8,780	—	—	—	—	—	—	—	—
Sale of common stock	7/1/2005	41,796	—	—	—	—	—	—	—	—
Exercise of employee stock options	9/1/2005	15,082	—	—	—	—	—	—	—	—

Subtotals—IPS		5,713,074	628,871	—	251,810	199,428	118,422	59,211	—	628,871

CPS POST COMBINATION TRANSACTIONS:
Stock option grant	9/12/2005	20,000	—	—	—	—	—	—	—	—
Stock option grant	9/15/2005	13,000	—	—	—	—	—	—	—	—
Sale of common stock (acquisition)	9/29/2005	90,364	—	—	—	—	—	—	—	—
Stock option grant	10/1/2005	218,268	—	—	—	—	—	—	—	—
Issuance of restricted stock	10/1/2005	25,740	300,000	—	75,000	225,000	—	—	—	300,000
Issuance of restricted stock	10/1/2005	30,040	350,116	—	21,882	87,529	87,529	87,529	65,647	350,116
Stock grant	10/10/2005	16,046	187,016	—	187,016	—	—	—	—	187,016
Sale of common stock	10/18/2005	85,800	—	—	—	—	—	—	—	—
Stock option grant	11/1/2005	230,000	—	—	—	—	—	—	—	—

Subtotal—CPS		729,258	837,132	—	283,898	312,529	87,529	87,529	65,647	837,132

Grand Totals		12,493,868	2,788,855	—	758,620	842,656	536,651	477,440	173,488	2,788,855

ANNEX C
Complete Energy Services, Inc.
Hamm Co. Transaction
Updated: July 6, 2004

	CES Pre		CES Post		CES&
(in $ MM)	Hyland	Hyland	Hyland	Hamm Co.	Hamm Co
2003A (Pro Forma)
Revenues	$106.7	$29.1	$135.8	$53.0	$188.8
EBITDA	25.2	5.5	30.7	12.3	43.0
EBITDA Margin	24%	19%	23%	23%	23%

2004E (Pro Forma)
Revenues	138.2	37.9	176.1	61.9	238.0
EBITDA	31.5	7.0	38.5	16.1	54.6

Debt
Term Debt	63.0	18.3	81.3	40.0	121.3
Revolver	3.0	—	3.0	5.0	8.0

Bank Debt	66.0	18.3	84.3	45.0	129.3

Seller Notes/Cont. Pmt	4.5	—	4.5	—	45

Total Debt	$70.5	$18.3	$88.8	$45.0	$133.8

Debt /EBITDA	2.2x	2.6x	2.3x	2.8x	2.4	x

Equity
SCF Shares (MM)	0.364	0.066	0.430	0.120	0.550
Harold Hamm Shares (MM)				0.096	0.096
Other Shares (MM)	0.149	—	0.149	—	0.149

Total Shares (MM)	0.512	0.066	0.579	0.216	0.795

Value per Share
Enterprise Value at 6x 2004 EBITDA	$189.0	$41.9	$230.9	$96.7	$327.6
Equity Value at 6x 2004 EBITDA	118.5	23.6	142.1	51.7	193.9
Value per Share ($) at 6x 2004 EBITDA	231.3	356.1	245.7	239.3	243.9

ANNEX D
Relative Valuation Analysis

($ and Shares in Millions, Except Per Share Amounts)

	CES	IPS	Miller	Total
Valuation & Ownership.
Equity Valuation	$281.5	$179.8	$44.8	$506.1
Pro Forma Ownership	55.6%	35.5%	8.9%	100.0%

Net Debt at March 31, 2005	$159.1	$100.0	$11.4	$270.5
Option Proceeds	(4.6)	(8.7)	(0.2)	(13.6)

Implied Ent. Value	$435.9	$271.1	$56.0	$763.0

% of Ent. Value	57.1%	35.5%	7.3%	100.0%

Diluted Shares	0.840	10.575	0.136
Implied Price Per Share	$335.00	$17.00	$330.00

Pro Forma Shareholdings:
Implied Exchange Ratio	19.704	1.000	19.410
Shares Outstanding	0.812	9.854	0.133
Options Outstanding	0.028	0.722	0.003

Total Diluted Shares	0.840	10.575	0.136

CPS Shares/Options Issued:
Shares For Shares	15.999	9.854	2.572	28.424
Options for Options	0.556	0.722	0.066	1.343

Diluted CPS Shares	16.554	10.575	2.638	29.767

SCF Partners

ANNEX E

(IPS LOGO) IPS Share Valuation — Estimate
(For 2005 Option Grants, PEG Purchase Price Accounting)

	2004			2005
	Low		High	Low			High
Capitalization Multiples (1)	7.8x		9.9x		6.8x		7.5x

Pro Forma IPS EBITDA	$20.0		$20.0		$24.0		$24.0

Capitalization	156.0		198.0		163.2		180.0
Less: Net Debt	(50.4)		(50.4)		(50.4)		(50.4)
Plus: Cash on Exercise of Options/Warrants	22.8		22.8		22.8		22.8

Equity Value	$128.4		$170.4		$135.6		$152.4

Fully Diluted Shares (as at 9/30) (2)	8.772		8.772		8.772		8.772
MGM Acquisition Shares	0.119		0.119		0.119		0.119
MGM Earnout	—		—		0.107		0.107

Total Shares	8.891		8.891		8.998		8.998

Per Share Value @ High/Low Multiples	$14.44		$19.17		$15.07		$16.94
Average of High/Low Values		$16.80				$16.00
Average of 2004/2005 Values				$16.40
Less: Private Company Discount (22.5%)				(3.69)

Proposed IPS Share Price				$12.71

Note: Net Debt as at 10/31
Revolver							$15.2
Current Maturities							9.0
Long-Term Debt							22.2
MGM							7.0
Less: Cash							(3.0)
Net Debt							$50.4

(1)	Based on average trading multiples, excluding high and low, of Superior Energy, WH Energy Services, Tetra Technologies, Savanna Energy Services, and Trican Energy Services.

(2)	Share counts vary slightly from Share/Option register on prior due to GAAP treatment of contingent share consideration.

ANNEX F
POST-COMBINATION/POST-DIVIDEND
VALUATION OF CPS PREPARED BY MANAGEMENT
(in millions, except ratios and per share values)

	Low		High
Estimated 2005 EBITDA	$161		$161
Multiples from Houlihan Lokey’s Fairness Analysis	6.4x		7.3x

Estimated Enterprise Value	$1,030		$1,175
Add: Cash
(including assumed proceeds from “in the money”
options)	22		22
Less: Debt
(including financing for payment of the Dividend)	425		425

Adjusted Equity Value	$627		$772
Fully Diluted Shares	30		30
Fully Diluted Share Price	$20.90		$25.73
Midpoint Fully Diluted Share Price		$23.31
Midpoint Fully Diluted Share Price
Adjusted for 12/05 2-for-1 Stock Split		$11.66